SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March, 2018

Commission File Number: 001-37668

 FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

• Press release dated March 23, 2018

Ferroglobe Update on the U.S.
Antidumping and Countervailing Duty Cases

LONDON, Mar. 23, 2018 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) ("Ferroglobe" or the "Company") has learned that the U.S. International Trade Commission ("ITC") determined today that the dumped and subsidized imports of silicon metal from Australia and Brazil, the dumped imports from Norway, and the subsidized imports from Kazakhstan are not causing material injury to the U.S. silicon metal industry.
On March 8, 2018, the U.S. Department of Commerce ("DOC") determined that the imports from these countries are being dumped at rates as high as 134.92% and are being subsidized at rates as high as 100%.
As a result of the negative ITC injury determinations, the DOC will not issue antidumping or countervailing duty orders and will terminate its investigations.
At this time, the ITC has not issued the Views of the Commission, which will explain the basis for these decisions.  The final determinations and Commission Views are scheduled to be issued by April 10, 2018.
Ferroglobe disagrees with this outcome.  The company will review the ITC determinations with its counsel and will decide what further steps to take with respect to those determinations.

The ITC's press release regarding the final determinations will be published at:  https://www.usitc.gov/press_room/news_release/news_release_index.htm

These investigations were initiated in response to a petition filed by Globe Specialty Metals, Inc., a subsidiary of Ferroglobe, alleging that the imports from Australia, Brazil, and Norway were being dumped (sold at unfairly low import prices) and that the imports from Australia, Brazil, and Kazakhstan were being unfairly subsidized.
About Ferroglobe
Ferroglobe PLC is one of the world's leading suppliers of silicon metal, silicon-based specialty alloys and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com.
Forward-Looking Statements
This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and words of similar meaning or the negative thereof.
Forward-looking statements contained in this press release are based on information presently available to the Company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.
All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statement which are made only as of the date of this press release.

INVESTOR CONTACT:
Ferroglobe PLC
Joe Ragan, US: +1 917 209 8581 UK: +44 (0) 7828 227 688
Chief Financial Officer
Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2018
FERROGLOBE PLC

by	/s/ Joseph Ragan
Name: Joseph Ragan
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)